December 22, 2009

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On November 20, 2009, Northern Lights Fund Trust (the “Registrant”), on behalf of the Astor Long/Short ETF Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 113 to its registration statement under the Securities Act of 1933 on Form N-1A.  On December 3, 2009, December 8, 2009 and December 14, 2009, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS COMMENTS

1.

Comment.  With respect to the footnotes that accompany the table under the section entitled Fees and Expenses of the Fund, please remove footnote number 1. which describes estimates.

Response.  Based upon conversations subsequent to the initial comment provided on December 3, 2009, the Registrant understands this comment to be withdrawn.

2.

Comment.  With respect to the footnotes that accompany the table under the section entitled Fees and Expenses of the Fund, please remove footnote number 2, which describes acquired fund fees and expenses.

Response.  Based upon conversations subsequent to the initial comment provided on December 3, 2009, the Registrant understands this comment to be withdrawn.

3.

Comment.  With respect to footnote number 3, please shorten it in the interests of clarity and add a disclosure describing the terms by which the expense limitation agreement may be terminated.

Response.  The footnote has been shortened, re-worded and a description of termination provisions has been added.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

   JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771